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SEC
Mail Processing
Section

MAR 0 4 2019

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-70026

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___08/29/17___ AND ENDING___12/31/18___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Linden Thomas and Company Securities, LL(

OFFICIAL USE ONLY
290244
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Tryon Street

(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten   281-419-6030

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Company, PC

(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Deirdre Patten _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Linden Thomas and Company Securities, LLC _____ , as of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP/CCO
_____
Title

_____
Notary Public

BENTON JEPTHA ADAMS
Commission # 126348781
My Commission Expires
December 10, 2019

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Linden Thomas and Company Securities, LLC
Financial Statements and Report of
Independent Registered Public Accounting Firm
Report Pursuant to Rule 17a-5(d)

December 31, 2018

Linden Thomas and Company Securities LLC
Table of Contents
December 31, 2018



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Linden Thomas and Company Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Linden Thomas and Company Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the period from August 29, 2017 ("Inception") to December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Linden Thomas and Company Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period from Inception to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Linden Thomas and Company Securities, LLC's management. Our responsibility is to express an opinion on Linden Thomas and Company Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Linden Thomas and Company Securities, LLC's financial statements. The supplemental information is the responsibility of Linden Thomas and Company Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commissions, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as Linden Thomas and Company Securities, LLC's auditor since 2017.
Dallas, Texas
February 28, 2019

Linden Thomas and Company Securities LLC
Statement of Financial Condition
December 31, 2018

Assets
Cash and cash equivalents	$	8,597
Due from other broker dealers		225,223
Prepaid expenses and other assets		14,349
Total Assets	$	248,169

Liabilities and Member's Equity
Liabilities
Accounts payable and accrued liabilities	$	13,226
Total Liabilities		13,226
Member's Equity		234,943
Total Liabilities and Member's Equity	$	248,169

The accompanying notes are an integral part of these financial statements.

Linden Thomas and Company Securities LLC
Statement of Operations
For the Period from August 29, 2017 ("Inception") to
December 31, 2018

Revenues

Commission income	$ 886,029
Incentive bonus	850,000
Other income	175,898
Total Revenues	1,911,927

Expenses

Clearing and execution fees	42,377
Other trading costs	7,566
Technology and communications	26,012
Regulatory fees and expenses	6,296
Office and administrative services	487,441
General and administrative	133,633
Total Expenses	703,325
Net gain	$ 1,208,602

Linden Thomas and Company Securities LLC
Statement of Changes in Member's Equity
For the Period from August 29, 2017 ("Inception) to
December 31, 2018

Balance at Inception	$	
Capital contributions		200,320
Capital distributions		(1,173,980)
Net gain		1,208,603
Balance at December 31, 2018	$	234,943

Linden Thomas and Company Securities LLC
Statement of Cash Flows
For the Period from August 29, 2017 to December 31, 2018

Cash flows from operating activities:	
Net gain	$ 1,208,603
Adjustments to reconcile net loss to net cash	
from operating activities:	
Non-cash capital contributions	40,321
Changes in assets and liabilities:	
Due from other broker dealers	(225,243)
Prepaid expenses and other	
assets	(14,329)
Accounts payable and accrued liabilities	13,226
Net cash from operating activities	1,022,577
Cash flows from financing activities:	
Capital contributions	160,000
Capital distributions	(1,173,980)
Net cash from financing activities	(1,013,980)
Net decrease in cash in cash and cash equivalents	(151,251)
Cash and cash equivalents, beginning of period	8,597
Cash and cash equivalents, end of year	
	$ 8,597
Supplemental Cash Flow Information	
Non-cash Activity:	
Intercompany payables converted to	
Capital contributions	
	$ 40,321

5

Linden Thomas and Company Securities, LLC
Notes to Financial Statements
December 31, 2018

Note 1 – General and Summary of Significant Accounting Policies

General

Linden Thomas and Company Securities, LLC (The Company) was a newly formed LLC in the state of North Carolina on August 29, 2017 ("Inception"). The Managing Member had an established clientele with Wells Fargo, both transactional and fee-based business. The Managing Member chose to open his own broker / dealer and Registered Investment Advisor. The Company became a registered broker / dealer with the SEC and FINRA on May 11, 2018. The majority of the LLC's business is fee-based through his SEC Registered Investment Advisory firm. The broker / dealer's primary focus is on fixed income securities. Clients overlap both business entities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

(c) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

Cash and receivables due from broker dealers are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

(e) Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. (c) Revenue Recognition

(f) Revenue Recognition

Security transactions (and the related commission revenue and expenses) are recorded on a trade-date basis as securities transactions occur.

In consideration of Broker's expenses (including but not limited to mailings, employee retention, business disruption and computer infrastructure), First Clearing paid the Broker $850,000 to offset Broker's aforementioned expenses.

Other income of $157,678 is an internal interest rate rebate sweep account.

Receivables due from the clearing firm are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts.

(g) Revenue

The table below represents total commission revenue and other revenue disaggregated by investment product category.

Commission income		
General securities	$	312,840
Mutual funds		66,295
Mutual fund trails		59,661
Municpial bonds		239,077
Corporate bonds		183,610
Government bonds		24,546
Total commission income	$	886,029
Other income		
Sweep interest rebate	$	157,678
Postage and handling		12,284
Other interest income		5,787
Other income		149
Total other income	$	175,898

(h) Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(i) Recently Issued Accounting Pronouncements

The broker / dealer commenced operations in 2018 and therefore there were no prior revenue recognition concerns. The Company implemented revenue recognition practices in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 606 at the time significant operations commenced. As such, for its primary activities where the Company receives commissions acting as an agent, the Company satisfies its performance obligations at a point in time, the trade date. The transaction price is established in the contract and allocated accordingly.

Interest income is not subject to ASC 606.

Other recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the company's financial position or results of operations.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $220,594 and was $170,594 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.00.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

Note 3 – Related Party Transactions

The Company has an Office and Administrative Services Agreement with its Parent. Under this Agreement, the Company incurred $487,441 in fees for the period from Inception to December 31, 2018. As of December 31, 2018, the Company had no accrued liabilities payable to its Parent. The existence of this association may create operating results and a financial position significantly different than if the companies were autonomous.

Note 4 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company clears its transactions through another securities broker-dealer, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. At December 31, 2018, there were no amounts to be indemnified to the clearing brokers.

Note 5 – Commitments and Contingencies

The Company has no significant commitments or contingencies at December 31, 2018.

Note 6 - Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7 – Subsequent events

We have evaluated all subsequent events through February 28, 2019, the date on which these financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Linden Thomas and Company Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	234,943
Deductions and/or charges:		
Non-allowable assets		
Prepaid expenses and other assets		(14,329)
Net capital before haircuts on securities positions		220,614
Haircuts on securities positions		-
Net Capital	$	220,614

AGGREGATE INDEBTEDNESS

Items included in statement of financial position:		
Accounts payable and accrued liabilities	$	13,226
Total aggregate indebtedness	$	13,226

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	882
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement (greater of above two minimum requirement amounts	$	50,000
Net capital in excess of required minimum	$	170,614
Ratio: aggregate indebtedness to net capital		0.06 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2018 FOCUS Report, Part IIA, Form X-17a-5.

Linden Thomas and Company Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2018

The Company is exempt from the provision of Rule 15c 3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Wells Fargo Clearing Services, LLC DBA First Clearing, LLC

Linden Thomas and Company Securities, LLC
Management's Exemption Report
For the Period from August 29, 2017 to December 31, 2018



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Linden Thomas and Company Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Linden Thomas and Company Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Linden Thomas and Company Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Linden Thomas and Company Securities, LLC stated that Linden Thomas and Company Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. Linden Thomas and Company Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Linden Thomas and Company Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
February 28, 2019



Premiere Asset
Management & Consulting

Stephen L. Thomas
Managing Principal
Senior Financial Advisor

Linden Thomas & Company
516 North Tryon Street
Charlotte, NC 28202

704 554 8150
877 554 8150 toll-free
704 554 8350 fax

www.LindenThomas.com

EXEMPTION REPORT

Linden Thomas and Company Securities, LLC
We confirm, to the best of our knowledge and belief, that:

1. **Linden Thomas and Company Securities, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2018 to December 31, 2018.

2. **Linden Thomas and Company Securities, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2018 to December 31, 2018 without exception.

Sign: _____   Date: 2-25-19

Deirdre Patten
CCO
Linden Thomas and Company Securities, LLC
516 N. Tryon Street
Charlotte, NC 28202
SEC filing # 8-70026
Firm ID # 290244

Securities services offered through Linden Thomas and Company Securities, LLC, member FINRA/SIPC. Advisory services offered through Linden Thomas Advisory Services, LLC, a SEC Registered Investment Advisor.